UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BESTNET COMMUNICATIONS CORP

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

08659K107

(CUSIP Number)

Anthony Silverman

7305 E. Del Acero Drive
Scottsdale, AZ 85258
(480) 657-7083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08659K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,104,600

	8.	Shared Voting Power 1,500,000

	9.	Sole Dispositive Power 3,104,600

	10.	Shared Dispositive Power 1,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,500 shares

In addition, Katsinam Partners, LP, a limited partnership of which Mr. Silverman is a manager, holds 1,500,000 shares that are included in Units issued by the Issuer. Mr. Silverman’s allocable interest in those 1,500,000 is 184,208 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%
*Based on a total of 35,362,240 shares of Common Stock issued as stated in the Issuer's Quarterly Report dated May 31, 2004

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, (the "Common Stock"), of Best Net Communications Corp, a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5075 East Cascade Road, SE, Suite K, Grand Rapids, Michigan 49546.

Item 2.	Identity and Background

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, AZ 85258. He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of the previous report, Mr. Silverman owned an aggregate 2,557,360 shares (including those subject to exercisable Warrants) of the Common Stock of the Issuer that he had acquired in private placements of securities by the Issuer and in the open market, all with his own funds.  This Amendment is being filed to reflect subsequent transactions by Mr. Silverman in both shares of Common Stock and in Units, each consisting of 5 shares of Common Stock and a Warrant for the purchase of 1 share of Common Stock.

Item 4.	Purpose of Transaction
As noted above, this Amendment is being filed to reflect Mr. Silverman’s transactions in shares (and equivalents) of the Common Stock of the Issuer.

Except as described below, the reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

Beneficial Owner	Aggregate Number of Shares Owned*	Percentage of Class**
Anthony Silverman	3,252,608	9.2%

* Includes 3,104,600 shares owned by Mr. Silverman and 184,208 shares attributed to Mr. Silverman of the 1,500,000 shares owned by Katsinam Partners, LP, a limited partnership (“Katsinam”) whose General Partner is a limited liability company of which Mr. Silverman is one of two managers. The other co-manager is Mr. Richard Bourke, a director of the Issuer.

** Based on 35,362,240 shares of Common Stock issued and outstanding as stated in the Issuer's Quarterly Report for the period ended May 31, 2004.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the transactions being reported on this Schedule 13D, as follows:

(i) During the period between June 2004 and the date first shown above, Mr. Silverman purchased 820,000 shares of Common Stock in open market transactions at prices between $.112 and $.20 per share and sold 800,000 shares at prices between $.205 and $.27.

(ii) During the same period, Mr. Silverman purchased 119,000 Units, which included 595,000 shares of the Issuer’s Common Stock and Warrants for the purchase of an additional 119,000 shares at per Unit prices between $.55 and $.91 and sold 111,900 such Units at per Unit prices between $.30 and $.99.

(iii) On or about June 8, 2004 Katsinam Partners, LP, purchased 300,000 shares in the open market at a price of $.11 per share.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Silverman became a director of the Issuer on or about 10 August 2004
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2004
(Date)

By:	/s/ Anthony Silverman
Anthony Silverman

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).